# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: enVVeno Medical Corp, CIK 0001661053
CUSIP: 29415J205
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 70 Doppler, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 09/11/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001982476
Persons authorized to receive notices and communications: Ross. D. Carmel, Esq., 1185 Avenue of the Americas, 31st Floor, New York, New York (NY), 10036, (212) 930-9700

## Reporting persons
- Braeden Lichti (CIK 0001982476): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On September 11, 2026, Braeden Lichti sold all of his previously owned shares of enVVeno Medical Corp ("Issuer")'s common stock, par value $0.00001 per share ("Common Stock") and no longer owns any shares of Common Stock of the Issuer. Accordingly, this filing is the final amendment to the Schedule 13D and constitutes an exit filing for Mr. Lichti.
- Northstrive Fund II LP (CIK 0002099270): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: From September 11, 2026 to September 14, 2026, Northstrive Fund II LP sold all of its previously owned shares of the Common Stock, and no longer owns any shares of Common Stock. Accordingly, this filing is the final amendment to the Schedule 13D and constitutes an exit filing for Northstrive Fund II LP.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: enVVeno Medical Corp
Address of issuer's principal executive offices: 70 Doppler, Irvine, California (CA), 92618

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Northstrive Fund II LP ("Northstrive Fund") and Braeden Lichti (together with Northstrive Fund, the "Reporting Persons"). The shares of Common Stock are held by Northstrive Fund and Mr. Braeden Lichti. Braeden Lichti is, as of the date of this Schedule 13D/A filing, the Manager of Northstrive Fund.
Residence or business address: The address of each of Northstrive Fund and Mr. Lichti is 120 Newport Center Drive, Newport Beach, CA 92660.
Present principal occupation or employment: Northstrive Fund is principally engaged in the business of investments into private and public securities. Mr. Lichti is principally engaged as the Chief Executive Officer of Northstrive Companies Inc., a California based management, advisory and investment company.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Northstrive Fund is a Delaware limited partnership. Mr. Lichti is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference herein. Mr. Lichti previously used personal funds to purchase his previously owned Common Stock. Northstrive Fund previously used working capital as the source of funds for the purchase of its previously owned Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: On September 11, 2026, Braeden Lichti sold all of his previously owned shares of the Issuer's Common Stock and no longer owns any shares of Common Stock. From September 11, 2026 to September 14, 2026, NorthStrive Fund II LP sold all of its previously owned shares of the Common Stock, and no longer owns any shares of Common Stock. Previously, the Reporting Persons herein filed a Schedule 13D with the U.S. Securities and Exchange Commission on February 20, 2026 ("Schedule 13D"), which reported the number of shares held by each reporting person as of February 20, 2026. This Schedule 13D/A filing is the final amendment to the Schedule 13D and constitutes an exit filing for Braeden Lichti and NorthStrive Fund II LP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For Northstrive Fund II LP, none as of February 11, 2026. For Braeden Lichti, none as of February 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote or to direct the vote: Northstrive Fund II LP: 0 shares Braeden Lichti: 13,0 shares Shared power to vote or to direct the vote: Northstrive Fund II LP: 0 shares Braeden Lichti: 0 shares Sole power to dispose or to direct the disposition of: Northstrive Fund II LP: 0 shares Braeden Lichti: 0 shares Shared power to dispose or to direct the disposition: Northstrive Fund II LP: 0 shares Braeden Lichti: 0 shares
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Items 3 and 4 are incorporated herein by reference.

## Signatures
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti, individually (09/15/2026)
- Northstrive Fund II LP: /s/ Braeden Lichti, Braeden Lichti/Manager (09/15/2026)